United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Resolutions adopted at the General ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Juan Antonio Quiroga Garcia
       ___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: May 3rd, 2004

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A. DE C.V.

The undersigned, being the Secretary to the Board of Directors of GRUMA, S.A. de C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 30, 2004 adopted the resolutions that are summarized as follows:

FIRST: Approval of the report and the consolidated financial statements of the Company presented to the shareholders by the Board of Directors of GRUMA, S.A. de C.V., regarding the Fiscal Year from January 1 through December 31, 2003, based on the report issued by the Statutory Auditor.

SECOND: The Annual Report of the activities performed by the Audit Committee regarding the 2003 Fiscal Year was submitted.

THIRD: Approval of the proposal for the application of results, as follows:

The fiscal year net profit, which amounted MXN$492'974,000.00 (FOUR HUNDRED NINETY TWO MILLION, NINE HUNDRED SEVENTY FOUR THOUSAND MEXICAN PESOS 00/100), was agreed to be applied as follows:

a) Increase the legal reserve to the amount of MXN$24'648,700.00 (TWENTY FOUR MILLION, SIX HUNDRED FORTY EIGHT THOUSAND, SEVEN HUNDRED MEXICAN PESOS 00/100) equivalent to five per cent of the 2003 fiscal year net profit, as set forth by article 20 of the Mexican Corporations Law (''Ley General de Sociedades Mercantiles'').

b) Pay as a dividend MXN$315'321,820.10 (THREE HUNDRED FIFTEEN MILLION, THREE HUNDRED TWENTY ONE THOUSAND, EIGHT HUNDRED TWENTY MEXICAN PESOS 10/100) equivalent to MXN$0.70 (seventy cents) per share for each one of the 450,459,743 outstanding voting shares issued to be paid from the taxed net earnings account. This payment shall be made in cash in one exhibition upon delivery of the receipt referred to in the third paragraph of article 74 of the Mexican Securities Law (''Ley del Mercado de Valores''), as of the 7th (seventh) day of May 2004, for which the corresponding publication shall be made for the awareness of all the shareholders.

c) Register in the account of retained profits, the remaining profit for the 2003 fiscal year, that is, the amount of MXN$153'003,479.90 (ONE HUNDRED FIFTY THREE MILLION THREE THOUSAND FOUR HUNDRED SEVENTY NINE PESOS 90/100).

FOURTH: Approval of the proposal to set the maximum amount of funds that can be allocated to the purchase of the Company's own shares and submission of the report of the operations carried out with the Company's own shares in the 2003 Fiscal Year.

FIFTH: Election of the Directors and the Chairman, Secretary and Statutory Auditor, Proprietary and Alternates, and approval of their compensation for their attendance to the Board Meetings, as follows:

PROPRIETARY DIRECTORS	ALTERNATE DIRECTORS
ROBERTO GONZALEZ BARRERA	JUAN A. QUIROGA GARCIA
ROBERTO GONZALEZ MORENO	JOSE DE LA PENA ANGELINI
JUAN ANTONIO GONZALEZ MORENO	JAIRO SENISSE
EDUARDO LIVAS CANTU	ALFREDO LIVAS CANTU
CARLOS HANK ROHN	GERARDO S. VARGAS ATECA
ADRIAN SADA GONZALEZ	MANUEL GUEMES DE LA VEGA
ROBERTO HERNANDEZ RAMIREZ	ESTEBAN MALPICA FOMPEROSA
ALFONSO ROMO GARZA	ADRIAN RODRIGUEZ MACEDO
BERNARDO QUINTANA ISAAC	DIEGO QUINTANA KAWAGE
JAVIER VELEZ BAUTISTA	SERGIO GARCIA BOULLE
ROMAN MARTINEZ MENDEZ	RAUL CAVAZOS MORALES
JUAN MANUEL LEY LOPEZ	FRANCISCO VILLARREAL VIZCAINO
G. ALLEN ANDREAS	DAVID J. SMITH
PAUL B. MULHOLLEM	DOUGLAS J. SCHMALZ

MR. ROBERTO GONZALEZ BARRERA was ratified as the Chairman of the Board of Directors.
MR. SALVADOR VARGAS GUAJARDO was appointed as a non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS as his Alternate.
MR. HUGO LARA SILVA was appointed as Proprietary Statutory Auditor and MR. CARLOS ARREOLA ENRIQUEZ as his Alternate.
The Directors' and Statutory Auditor's compensation for their attendance to the Board Meetings was approved.

SIXTH: Appointment of the following directors as members of the Audit Committee and approval of their compensation for their attendance to the Audit Committee meetings, the execution of their duties and any previous studies and analysis made for this purpose:

AUDIT COMMITTEE

CHAIRMAN:	EDUARDO LIVAS CANTU
FINANCIAL EXPERT:	JAVIER VELEZ BAUTISTA
MEMBER:	ROMAN MARTINEZ MENDEZ

SEVENTH: Appointment of the special delegates for the formalization of the resolutions adopted by the shareholders' meeting.

Monterrey, N.L., May 3, 2004

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

GRUMA, S.A. DE C.V. NOTICE TO THE SHAREHOLDERS PAYMENT OF DIVIDENDS

In the General Ordinary Shareholders' Meeting of GRUMA, S.A. de C.V., held the 30th (thirtieth) day of April of 2004 in Monterrey, Nuevo Leon, the following resolutions, among other things, were approved:

To pay as a dividend in cash the amount of MXN$315'321,820.10 (THREE HUNDRED FIFTEEN MILLION, THREE HUNDRED TWENTY ONE THOUSAND, EIGHT HUNDRED TWENTY MEXICAN PESOS 10/100) equivalent to MXN$0.70 (seventy cents) per share for each one of the 450,459,743 outstanding voting shares issued by GRUMA, S.A. de C.V. to be paid from the taxed net earnings account. This payment shall be made in cash in a sole installment as of the 7th (seventh) day of May 2004.

The payment shall be made at the offices of S.D. Indeval, S.A. de C.V., located at Paseo de la Reforma, No. 255, Col. Cuauhtemoc, Mexico, D.F. for the share certificates deposited in the aforementioned Institution and will be made upon delivery of the receipts referred to in the third paragraph of article 74 of Mexican Securities Law (''Ley del Mercado de Valores'').

For those shareholders in possession of their share certificates, they can collect their payment of dividends as of the aforementioned date, during business hours in our offices located at Rio de la Plata No. 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, N.L., Mexico 66220, evidencing their status as shareholders to the satisfaction of the Company.

Monterrey, N.L., May 3, 2004

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS